                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)
                               (AMENDMENT NO. 6)*

                                   PETROFINA
                                (NAME OF ISSUER)

                             ORDINARY VOTING SHARES
                       (TITLES AND CLASSES OF SECURITIES)

                                   716485206
                                 (CUSIP NUMBER)

                          CHARLES PARIS DE BOLLARDIERE
                              TOTAL FINA ELF S.A.
                                  TOUR COUPOLE
                             2, PLACE DE LA COUPOLE
                                  LA DEFENSE 6
                           F-92400 COURBEVOIE, FRANCE
                         PHONE: (011-33-1) 47 44 45 46

                                   COPIES TO:

                                JERE R. THOMSON
                           JONES, DAY, REAVIS & POGUE
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                             PHONE: (212) 326-3981
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                OCTOBER 10, 2000
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the Schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                                  SCHEDULE 13D

-------------------------                                                ----------------------
  CUSIP Nos. 716485206                                                   Page 2 of 7 Pages
-------------------------                                                ----------------------

----------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSONS
     1      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
            Total Fina Elf S.A.
----------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [ ]
     2      (b)  [ ]
----------------------------------------------------------------------------------------------------------
            SEC USE ONLY
     3
----------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS*
     4
            00
----------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     5      PURSUANT TO ITEM 2(d) or 2(e)                                                        [ ]
----------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
     6
            France
----------------------------------------------------------------------------------------------------------
                                                     SOLE VOTING POWER
               NUMBER OF
                 SHARES
              BENEFICIALLY
                OWNED BY
                  EACH
               REPORTING
                 PERSON
                  WITH

                                              7
                                                     23,277,680
                                         -----------------------------------------------------------------
                                                     SHARED VOTING POWER
                                              8
                                                     0
                                         -----------------------------------------------------------------
                                                     SOLE DISPOSITIVE POWER
                                              9
                                                     23,277,680
                                         -----------------------------------------------------------------
                                                     SHARED DISPOSITIVE POWER
                                             10
                                                     0
----------------------------------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    11      PERSON
            23,277,680
----------------------------------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES*  [ ]
----------------------------------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)***
    13
            98.76%
----------------------------------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
    14
            00 (societe anonyme)
----------------------------------------------------------------------------------------------------------

     This Statement amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on April 9, 1999 by Total, a French societe anonyme, as amended from time to time.

ITEM 2.  IDENTITY AND BACKGROUND.

     Item 2 is hereby amended and supplemented by adding thereto the following text:

     "On March 22, 2000, Total Fina changed its name to Total Fina Elf S.A. ("TotalFinaElf") and transferred of its headquarters to Tour Coupole, 2, place de la Coupole, La Defense 6, 92400 Courbevoie, France.

     Schedule I hereto, which is incorporated herein by this reference, sets forth the name, the business address, the present principal occupation or employment, and the citizenship of the directors and executive officers of TotalFinaElf."

ITEM 4.  PURPOSE OF TRANSACTION.

     Item 4 is hereby amended and supplemented by adding thereto the following text:

     "TotalFinaElf has today commenced an exchange offer in Belgium and the United States to acquire the remaining 1.24% of PetroFina's share capital not owned by TotalFinaElf. The proposed exchange ratio is 9 TotalFinaElf shares and VVPR strips (with dividend rights from January 1, 2000) for 2 shares of PetroFina, and 9 American depositary shares of TotalFinaElf, each representing one-half of one share of TotalFinaElf, for each 10 American depositary shares of PetroFina, each representing one-tenth of one share of PetroFina. The offer will expire on November 7, 2000, at 10:00 a.m., New York City time, unless extended.

     The exchange offer is being made into the United States using the Belgian offer documents in reliance on Rule 802 of the Securities Act of 1933, as amended. The Belgian offer documents will be submitted to the Securities and Exchange Commission under Form CB on or about October 10, 2000. The Belgian offer documents describe the progressive integration of PetroFina activities within the TotalFinaElf group and the management reorganization that are being conducted since the beginning of 1999.

     The completion of this exchange offer and the substantial commingling of the assets and operations of the two entities completed since the acquisition of PetroFina in 1999 will result in the "combination" of TotalFinaElf and PetroFina under the PetroFina warrant agreement. Pursuant to the terms of the PetroFina warrant agreement, on completion of the combination of PetroFina and TotalFinaElf, the remaining PetroFina warrants will be automatically exchanged for newly issued TotalFinaElf warrants, at an exchange ratio of 100 PetroFina warrants for 81 TotalFinaElf warrants. These TotalFinaElf warrants will be listed on the New York Stock Exchange and will be of the same class, and have identical terms and conditions, as the currently outstanding TotalFinaElf warrants issued in connection with the 1999 exchange offer."

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended and supplemented by deleting subitems (a) and (b) hereto and replacing them by the following text and by adding to subitems (c) thereto the following text:

          "(a) TotalFinaElf directly and beneficially owns 23,277,680 PetroFina shares, which represented 98.76% of the issued and outstanding PetroFina share capital as of August 30, 2000.

          (b) TotalFinaElf has the power to vote and dispose of such 23,277,680 PetroFina shares, subject to the restriction described in Item 6 below.

          (c) The exchange offer made in Belgium for PetroFina shares was reopened from June 30 to July 28, 2000 with respect to PetroFina shares received upon exercise of outstanding employees warrants. The offer made to such employees were made at the exchange ratio of 9 TotalFinaElf shares for 2 PetroFina shares. A total of 28,836 PetroFina shares were tendered during the reopening of this exchange offer."

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          TOTAL FINA ELF S.A.

                                          By: /s/ CHARLES PARIS DE BOLLARDIERE
                                          --------------------------------------
                                          Name: Charles Paris de Bollardiere
                                          Title: Treasurer
Dated: October 10, 2000

                                                                      SCHEDULE I

     Schedule I is hereby amended and supplemented by deleting Schedule I in its entirety and replacing it with the following text:

                        DIRECTORS AND EXECUTIVE OFFICERS

     1. Directors of TotalFinaElf. The following sets forth the name and present principal occupation of each of the director of TotalFinaElf. The business address of all such person is Tour Coupole, 2, place de la Coupole, La Defense 6, 92400 Courbevoie, France. Each of such directors is a citizen of France, except for Lord Alexander of Weedon, who is a citizen of the United Kingdom, Baron Frere, Thierry de Rudder and John J. Goossens, who are citizens of Belgium, Honorable Paul Desmarais, who is a citizen of Canada, Robert Studer who is a citizen of Switzerland, and Jurgen Sarrazin, who is a citizen of Germany.

Mr. Thierry Desmarest........................  Chairman and Chief Executive Officer
Baron Frere..................................  Vice-President, Chairman of the Board of
                                               Directors and Managing Director of Groupe
                                               Bruxelles Lambert S.A.
Mr. Yves Barsalou............................  Former Chairman of Caisse Nationale du Credit
                                               Agricole
Mr. Daniel Bouton............................  Chief Executive Officer of Societe Generale
Mr. Bertrand Collomb.........................  Chief Executive Officer of Lafarge
The Honorable Paul Desmarais.................  Chairman of the Executive Committee at Power
                                               Corporation of Canada
Mr. Xavier Dupont............................  Chief Executive Officer of
                                               Alfi-Convertix-Luxembourg Sicav
Mr. Michel Francois-Poncet...................  Vice Chairman of the Board at BNP-Paribas
Mr. Jacques Friedmann........................  Former Chairman of Axa's Supervisory Board
Mr. John J. Goossens.........................  Chief Executive Officer of Belgacom
Mr. Frederic Isoard..........................  President of Elf Trading S.A. Geneve
Mr. Bertrand Jacquillat......................  Universities Professor, Co-founder and
                                               President of Associes en Finance
Mr. Antoine Jeancourt-Galignani..............  President of Assurances Generales de France
Mrs. Anne Lauvergeon.........................  Chief Executive Officer of Cogema
Mr. Michel Pebereau..........................  Chief Executive Officer of BNP-Paribas
Mr. Thierry de Rudder........................  Managing Director of Groupe Bruxelles Lambert
                                               S.A. and of Electrafina S.A.
Mr. Jurgen Sarrazin..........................  Former Chairman of the Executive Board of
                                               Dresdner Bank
Mr. Robert Studer............................  Former Chairman of the Board at Union des
                                               Banques Suisses
Mr. Serge Tchuruk............................  Chief Executive Officer of Alcatel
Mr. Pierre Vaillaud..........................  Former Chief Executive Officer of Technip and
                                               of Elf Aquitaine
Lord Alexander of Weedon, Q.C................  Former President of Natwest

     2. Executives Officers of TotalFinaElf. The following sets forth the name and present principal occupation of each of the executive officers of TotalFinaElf. The business address of all such person is Tour Coupole, 2, place de la Coupole, La Defense 6, 92400 Courbevoie, France. Each of such executive officer is a citizen of France, except for Francois Cornelis and Axel de Broqueville, who are citizens of the Belgium, Ian Howat, who is a citizen of the United Kingdom, and Wayne Brenckle, who is a citizen of the United States of America.

NAME                                                        POSITION                    OFFICER SINCE
----                                        ----------------------------------------    -------------
Thierry Desmarest.........................  Chairman and Chief Executive Officer of         1989
                                            TotalFinaElf
Francois Cornelis*........................  Executive Vice President of                     1999
                                            TotalFinaElf, and President of Chemicals
Bernard de Combret*.......................  Executive Vice President of                     2000
                                            TotalFinaElf, and President of Trading,
                                            Gas and Power
Jean-Luc Vermeulen........................  Executive Vice President of                     2000
                                            TotalFinaElf, and President of
                                            Exploration and Production
Christophe de Margerie....................  Executive Vice President of                     1992
                                            TotalFinaElf, and Senior Executive Vice
                                            President of Exploration and Production
Jean-Paul Vettier.........................  Executive Vice President of                     1990
                                            TotalFinaElf, and President of Refining
                                            and Marketing
Robert Castaigne..........................  Executive Vice President of                     1990
                                            TotalFinaElf, and Chief Financial
                                            Officer
Bruno Weymuller...........................  Executive Vice President of                     2000
                                            TotalFinaElf, and President of Strategy
                                            and Risk Assessment
Francois Perier...........................  Executive Vice President of                     2000
                                            TotalFinaElf, and Senior Executive Vice
                                            President of Chemicals
Michel Benezit............................  Senior Vice President Africa,                   1995
                                            Exploration and Production Division
Michel Bonnet.............................  Senior Vice President, Executive Career         2000
                                            Management
Wayne Brenckle............................  Senior Vice President Refining, Refining        1999
                                            and Marketing Division
Axel de Broqueville.......................  Senior Vice President Petrochemicals,           1999
                                            Chemicals Division
Alain Champeaux...........................  Senior Vice President Marketing Europe,         1999
                                            Refining and Marketing Division
Jean-Claude Company.......................  Senior Vice President Refining, Refining        1995
                                            and Marketing Division
Yves-Louis Darricarrere...................  Senior Vice President Northern Europe,          2000
                                            Exploration and Production Division
Yves Edern................................  Senior Vice President, General Secretary        2000
                                            of the Refining and Marketing Division
Jean-Francois Gavalda.....................  Senior Vice President Americas,                 2000
                                            Exploration and Production Division
Jean-Jacques Guilbaud.....................  Senior Vice President Human Resources           1998
                                            and Management
Ian Howat.................................  Senior Vice President Strategy, Strategy        1995
                                            and Risk Assessment Division
Jean-Bernard Lartigue.....................  Senior Vice President Fine Chemicals,           2000
                                            Chemicals Division
Alain Madec...............................  Senior Vice President, Special Advisor          1990
                                            to the Chairman and CEO
Patrick Rambaud...........................  Senior Vice President Middle East,              1999
                                            Exploration and Production Division

NAME                                                        POSITION                    OFFICER SINCE
----                                        ----------------------------------------    -------------
Jean-Pierre Seeuws........................  Senior Vice President North America,            1990
                                            Chemicals Division
Bernard Tramier...........................  Senior Vice President Environmental and         2000
                                            Industrial Safety
Andre Tricoire............................  Senior Vice President Marketing France,         2000
                                            Refining and Marketing Division
Hugues Woestelandt........................  Senior Vice President Resins, Paints and        1998
                                            Adhesives, Chemicals Division
Charles Paris de Bollardiere..............  Treasurer                                       1999

---------------
* Vice Chairman of the Executive Committee